FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 4, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing its 2011 third quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2011 Third Quarter Results

The financial information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars (US$) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, November 3, 2011 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2011 with comparison to its results for the quarter and nine months ended September 30, 2010.

Summary of 2011 Third Quarter Results

(Comparison with second quarter of 2011 and third quarter of 2010)
	Q3 2011	Q2 2011		Q3 2010
Net sales (US$ million)	2,494.8	2,403.1	4%	2,027.2	23%
Operating income (US$ million)	485.3	412.4	18%	405.1	20%
Net income (US$ million)	365.5	304.7	20%	302.7	21%
Shareholders’ net income (US$ million)	325.0	287.2	13%	304.8	7%
Earnings per ADS (US$)	0.55	0.49	13%	0.52	7%
Earnings per share (US$)	0.28	0.24	13%	0.26	7%
EBITDA (US$ million)	620.3	548.4	13%	531.1	17%
EBITDA margin (% of net sales)	25%	23%		26%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Operating income rose 18% on higher sales and a recovery of margins in our Tubes operating segment which more than offset a lower contribution from our Projects operating segment. Sales of premium OCTG products, particularly in the Middle East and Mexico, grew strongly contributing to a higher value product mix and our costs benefitted from a more favorable plant mix and currency movements.

Cash flow from operations increased and our net cash position (cash and other current investments less total borrowings) rose by US$162.7 million to US$227.6 million at the end of the quarter.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million. The payment date will be November 24, 2011 (however, because such date is not a business day in the U.S., shareholders in all jurisdictions may receive their interim dividend on or after November 25, 2011, which is the first business day following the stated payment date), and the ex-dividend date will be November 21, 2011.

Market Background and Outlook

Drilling activity has been increasing steadily in most regions, with the exception of North Africa, and is supported by current oil and gas prices. The European financial crisis and concerns about a Chinese slowdown are resulting in increased economic uncertainty and commodity price volatility but have not been reflected in energy prices.

Sales of our products and services to the oil and gas sector are increasing driven by a continued high level of activity in North America, higher activity in the Middle East and the ramp up of operations at our new plant in Veracruz; in particular, demand for our premium OCTG products is rising in most regions reflecting the increasing complexity of drilling operations worldwide. Downstream projects are moving forward and our sales to this sector remain stable subject to the normal fluctuations associated with project activity.

Sales and operating income are expected to continue improving in the coming quarters unless the global financial and economic situation deteriorates substantially.

Analysis of 2011 Third Quarter Results

Sales volume (metric tons)	Q3 2011	Q2 2011		Q3 2010
Tubes – Seamless	650,000	633,000	3%	581,000	12%
Tubes – Welded	216,000	198,000	9%	205,000	5%
Tubes – Total	866,000	831,000	4%	786,000	10%
Projects – Welded	53,000	68,000	(22%)	39,000	36%
Total	919,000	899,000	2%	825,000	11%

Tubes	Q3 2011	Q2 2011		Q3 2010
(Net sales - $ million)
North America	1,034.8	946.0	9%	848.7	22%
South America	338.4	327.9	3%	320.7	6%
Europe	275.3	279.0	(1%)	161.5	70%
Middle East & Africa	358.8	303.7	18%	338.6	6%
Far East & Oceania	143.0	141.2	1%	116.0	23%
Total net sales ($ million)	2,150.3	1,997.8	8%	1,785.5	20%
Cost of sales (% of sales)	61%	63%		61%
Operating income ($ million)	429.2	322.0	33%	367.6	17%
Operating income (% of sales)	20%	16%		21%

Net sales of tubular products and services increased 8% sequentially and 20% year on year. Sequentially, the 8% increase in sales reflects a 4% increase in volumes and a 3% increase in average selling prices. In North America, sales increased due to higher sales in Mexico and Canada. In South America, an increase in sales of OCTG products in Argentina was partially offset by lower sales in Ecuador. In Europe, sales decreased slightly, as seasonally lower sales of non-OCTG products to European distributors were largely offset by higher sales of OCTG products. In the Middle East & Africa, higher sales of high value OCTG products in Saudi Arabia were partially offset by lower sales of other products in the Middle East. In the Far East & Oceania, higher shipments of structural pipe for jack-up rigs offset lower sales of OCTG in China.

Operating income from tubular products and services increased 33% sequentially as sales rose 8% and operating margin recovered to close to that of a year ago reflecting improvements in product mix and costs benefitted from a more favorable plant mix.

Projects	Q3 2011	Q2 2011		Q3 2010
Net sales ($ million)	150.8	212.4	(29%)	95.3	58%
Cost of sales (% of sales)	67%	65%		66%
Operating income ($ million)	27.3	51.5	(47%)	12.6	117%
Operating income (% of sales)	18%	24%		13%

Projects net sales amounted to US$150.8 million in the third quarter of 2011, a decrease of 29% sequentially and an increase of 58% year on year. Sequentially, the decrease in sales and operating income reflects a decrease in volumes of 22%, due to the timing in projects deliveries, and a decrease in operating margins, which in the previous quarter were positively affected by a high proportion of shipments to offshore projects.

Others	Q3 2011	Q2 2011		Q3 2010
Net sales ($ million)	193.7	192.9	0%	146.4	32%
Cost of sales (% of sales)	73%	68%		72%
Operating income ($ million)	28.7	38.9	(26%)	24.8	16%
Operating income (% of sales)	15%	20%		17%

Net sales of other products and services were flat sequentially and increased 32% year on year. Sequentially, sales of industrial equipment in Brazil and of steel pipes for electric conduits in the United States increased, but they were mostly offset by lower sales of other products. Operating income decreased sequentially, mainly due to a decrease in margins to a level similar to that of a year ago.

Selling, general and administrative expenses, or SG&A, amounted to 18.5% of net sales in the third quarter of 2011, similar to the third quarter of 2010 and lower than the 19.5% of the previous quarter. Sequentially, SG&A decreased as a percentage of net sales due to a the positive effect of higher revenues and a slight decrease in SG&A from US$468.3 million in the second quarter 2011 to US$462.4 million in the third quarter of 2011.

Net interest expenses amounted to US$8.5 million in the third quarter of 2011, compared to net interest expenses of US$5.7 million in the previous quarter and net interest income of US$4.0 million in the third quarter of 2010.

Other financial results generated a gain of US$28.0 million during the third quarter of 2011, compared to a loss of US$12.4 million in the previous quarter and a loss of US$16.2 million during the third quarter of 2010. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. During the third quarter of 2011, these gains were mainly attributable to the revaluation of the U.S. dollar against the Brazilian real (+18.6%), as our Brazilian subsidiaries held a positive net financial position in U.S. dollar in the quarter.

Equity in earnings of associated companies generated a gain of US$1.5 million in the third quarter of 2011, compared to a gain of US$22.7 million in the previous quarter and a gain of US$15.6 million in the third quarter of 2010. These gains were derived mainly from our equity investment in Ternium and reflected lower results at Ternium.

Income tax charges totalled US$140.8 million in the third quarter of 2011, equivalent to 28% of income before equity in earnings of associated companies and income tax, compared to 28% in the previous quarter and 27% in the third quarter of 2010.

Income attributable to non-controlling interests amounted to US$40.5 million in the third quarter of 2011, compared to US$17.5 million in the previous quarter and to losses attributable to non-controlling interests of US$2.1 million in the third quarter of 2010. Sequentially, the increase is due to the better financial results of our Brazilian operations due to the revaluation of the U.S. dollar against the Brazilian real.

Cash Flow and Liquidity of 2011 Third Quarter

Net cash provided by operations during the third quarter of 2011 was US$336.3 million, compared to US$325.1 million in the previous quarter and US$122.1 million in the third quarter of 2010. Working capital remained flat during the third quarter of 2011, compared to an increase of US$95.1 million in the previous quarter and US$427.9 million in the third quarter of 2010, when it increased due to an uneven distribution of shipments during the quarter and to an increase in raw material inventories.

Capital expenditures amounted to US$212.1 million in the third quarter of 2011, compared to US$251.2 million in the previous quarter and US$212.8 million in the third quarter of 2010.

Our net cash position (cash and other current investments less total borrowings) increased to US$227.6 million, at the end of the third quarter, from US$64.9 million at the end of the previous quarter, following a dividend payment of US$247.9 million in June 2011.

Analysis of 2011 First Nine Months Results

	9M 2011	9M 2010	Increase/(Decrease)
Net sales (US$ million)	7,221.9	5,647.7	28%
Operating income (US$ million)	1,339.1	1,119.7	20%
Net income (US$ million)	994.4	819.9	21%
Shareholders’ net income (US$ million)	931.6	806.5	16%
Earnings per ADS (US$)	1.58	1.37	16%
Earnings per share (US$)	0.79	0.68	16%
EBITDA* (US$ million)	1,739.5	1,497.6	16%
EBITDA margin (% of net sales)	24%	27%

Sales volume (metric tons)	9M 2011	9M 2010	Increase/(Decrease)
Tubes – Seamless	1,904,000	1,651,000	15%
Tubes – Welded	647,000	523,000	24%
Tubes – Total	2,551,000	2,174,000	17%
Projects – Welded	196,000	105,000	87%
Total	2,747,000	2,279,000	21%

Tubes	9M 2011	9M 2010	Increase/(Decrease)
(Net sales - $ million)
North America	2,959.3	2,261.6	31%
South America	984.5	839.0	17%
Europe	798.1	540.3	48%
Middle East & Africa	960.3	963.9	(0%)
Far East & Oceania	413.2	312.6	32%
Total net sales ($ million)	6,115.4	4,917.4	24%
Cost of sales (% of sales)	61%	59%
Operating income ($ million)	1,123.3	1,002.3	12%
Operating income (% of sales)	18%	20%

Net sales of tubular products and services increased 24% to US$6,115.4 million in the first nine months of 2011, compared to US$4,917.4 million in the first nine months of 2010, reflecting a 17% increase in volumes and a 6% increase in average selling prices.

Operating income from tubular products and services increased 12% to US$1,123.3 million in the first nine months of 2011, from US$1,002.3 million in the first nine months of 2010, as a 24% increase in sales was partially offset by a reduction in the operating margin. Operating income expressed as a percentage of net sales decreased to 18% in the first nine months of 2011, compared to 20% in the first nine months of 2010. The lower operating margin in the first nine months of 2011 reflects an increase in raw materials and other costs, which was just partially offset by an increase in average selling prices.

Projects	9M 2011	9M 2010	Increase/(Decrease)
Net sales ($ million)	538.1	282.6	90%
Cost of sales (% of sales)	67%	65%
Operating income ($ million)	110.6	40.1	175%
Operating income (% of sales)	20%	14%

Net sales of pipes for pipeline projects increased 90% to US$538.1 million in the first nine months of 2011, compared to US$282.6 million in the first nine months of 2010, reflecting an 87% increase in volumes and a 2% increase in average selling prices.

Operating income from pipes for pipeline projects increased 175% to US$110.6 million in the first nine months of 2011, from US$40.1 million in the first nine months of 2010, reflecting an increase in sales and higher operating margins.

Others	9M 2011	9M 2010	Increase/(Decrease)
Net sales ($ million)	568.4	447.8	27%
Cost of sales (% of sales)	70%	72%
Operating income ($ million)	105.2	77.3	36%
Operating income (% of sales)	19%	17%

Net sales of other products and services increased 27% to US$568.4 million in the first nine months of 2011, compared to US$447.8 million in the first nine months of 2010, as all the main business activities included in the segment increased their revenues.

Operating income from other products and services increased 36% to US$105.2 million in the first nine months of 2011, compared to US$77.3 million during the first nine months of 2010, reflecting higher sales and operating margins, mainly due to the improved results of, our electric conduits operations in the United States, our industrial equipment business in Brazil and from higher sales of sucker rods.

SG&A amounted to 19.1% of net sales during the first nine months of 2011, compared to 19.6% in the same period of 2010.

Net interest expenses amounted to US$19.6 million in the first nine months of 2011 compared to US$26.5 million in the same period of 2010.

Other financial results amounted to a gain of US$16.7 million during the first nine months of 2011, compared to a loss of US$15.9 million during the first nine months of 2010. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$48.5 million in the first nine months of 2011, compared to a gain of US$58.4 million in the first nine months of 2010. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$390.3 million in the first nine months of 2011, equivalent to 29% of income before equity in earnings of associated companies and income tax, compared to US$315.8 million in the first nine months of 2010, equivalent to 29% of income before equity in earnings of associated companies and income tax.

Income attributable to non-controlling interests amounted to US$62.8 million in the first nine months of 2011, compared to US$13.4 million in the first nine months of 2010, mainly due to a better performance at our Brazilian operations.

Cash Flow and Liquidity of 2011 First Nine Months

During the first nine months of 2011, net cash provided by operations was US$827.1 million, compared to US$617.0 million in the same period of 2010. Working capital increased by US$489.7 million in the first nine months of 2011, similar to the increase in the first nine months of 2010.

Capital expenditures amounted to US$673.9 million in the first nine months of 2011, compared with US$561.2 million in the same period of 2010.

Our net cash position (cash and other current investments less total borrowings) at September 30, 2011, amounted to US$227.6 million, a decrease of US$48.0 million since the beginning of the year.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2011	2010	2011	2010
Continuing operations	(Unaudited)		(Unaudited)
Net sales	2.494.840	2.027.242	7.221.927	5.647.725
Cost of sales	(1.548.822)	(1.252.583)	(4.506.632)	(3.423.055)
Gross profit	946.018	774.659	2.715.295	2.224.670
Selling, general and administrative expenses	(462.415)	(370.267)	(1.380.530)	(1.108.798)
Other operating income (expense), net	1.654	694	4.303	3.857
Operating income	485.257	405.086	1.339.068	1.119.729
Interest income	5.547	13.968	19.747	25.468
Interest expense	(14.073)	(10.003)	(39.362)	(51.961)
Other financial results	28.019	(16.223)	16.669	(15.900)
Income before equity in earnings of associated companies and income tax	504.750	392.828	1.336.122	1.077.336
Equity in earnings of associated companies	1.514	15.575	48.519	58.389
Income before income tax	506.264	408.403	1.384.641	1.135.725
Income tax	(140.776)	(105.696)	(390.253)	(315.838)
Income for the period	365.488	302.707	994.388	819.887

Attributable to:
Equity holders of the Company	324.991	304.812	931.583	806.459
Non-controlling interests	40.497	(2.105)	62.805	13.428
	365.488	302.707	994.388	819.887

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2011		At December 31, 2010
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	4.029.640		3.780.580
Intangible assets, net	3.434.038		3.581.816
Investments in associated companies	669.958		671.855
Other investments	48.238		43.592
Deferred tax assets	217.219		210.523
Receivables	138.509	8.537.602	120.429	8.408.795

Current assets
Inventories	2.772.199		2.460.384
Receivables and prepayments	241.974		282.536
Current tax assets	170.405		249.317
Trade receivables	1.798.844		1.421.642
Available for sale assets	21.572		21.572
Other investments	634.238		676.224
Cash and cash equivalents	764.787	6.404.019	843.861	5.955.536
Total assets		14.941.621		14.364.331

EQUITY
Capital and reserves attributable to the Company’s equity holders		10.344.372		9.902.359
Non-controlling interests		644.721		648.221
Total equity		10.989.093		10.550.580

LIABILITIES
Non-current liabilities
Borrowings	177.120		220.570
Deferred tax liabilities	852.279		934.226
Other liabilities	225.878		193.209
Provisions	79.057		83.922
Trade payables	2.378	1.336.712	3.278	1.435.205

Current liabilities
Borrowings	994.331		1.023.926
Current tax liabilities	270.732		207.652
Other liabilities	356.959		233.590
Provisions	40.285		25.101
Customer advances	78.364		70.051
Trade payables	875.145	2.615.816	818.226	2.378.546
Total liabilities		3.952.528		3.813.751

Total equity and liabilities		14.941.621		14.364.331

Consolidated Condensed Interim Statement of Cash Flow
	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2011	2010	2011	2010
Cash flows from operating activities	(Unaudited)		(Unaudited)

Income for the period	365.488	302.707	994.388	819.887
Adjustments for:
Depreciation and amortization	135.064	125.974	400.465	377.890
Income tax accruals less payments	70.379	48.406	107.008	(67.542)
Equity in earnings of associated companies	(1.514)	(15.575)	(48.519)	(58.885)
Interest accruals less payments, net	(635)	817	(28.455)	20.313
Changes in provisions	(9.597)	3.596	10.319	5.280
Changes in working capital	(1.735)	(427.899)	(489.686)	(491.392)
Other, including currency translation adjustment	(221.176)	84.062	(118.460)	11.430
Net cash provided by operating activities	336.274	122.088	827.060	616.981

Cash flows from investing activities
Capital expenditures	(212.139)	(212.825)	(673.930)	(561.218)
Proceeds from disposal of property, plant and equipment and intangible assets	1.372	1.215	3.339	6.961
Dividends and distributions received from associated companies	-	774	17.229	13.732
Investments in short terms securities	236.668	(137.375)	41.986	(62.323)
Net cash provided by (used in) investing activities	25.901	(348.211)	(611.376)	(602.848)

Cash flows from financing activities
Dividends paid	-	-	(247.913)	(247.913)
Dividends paid to non-controlling interests in subsidiaries	(5.964)	(4.442)	(11.699)	(19.019)
Acquisitions of non-controlling interests	(90)	395	(16.579)	(2.961)
Proceeds from borrowings	223.723	19.862	713.518	369.718
Repayments of borrowings	(174.150)	(145.114)	(715.262)	(733.868)
Net cash provided by (used in) financing activities	43.519	(129.299)	(277.935)	(634.043)

Increase (decrease) in cash and cash equivalents	405.694	(355.422)	(62.251)	(619.910)

Movement in cash and cash equivalents
At the beginning of the period	362.043	1.244.401	820.165	1.528.707
Effect of exchange rate changes	(13.621)	11.790	(3.798)	(8.028)
Increase (decrease) in cash and cash equivalents	405.694	(355.422)	(62.251)	(619.910)
At September 30,	754.116	900.769	754.116	900.769
	At September 30,		At September 30,
Cash and cash equivalents	2011	2010	2011	2010
Cash and bank deposits	764.787	919.027	764.787	919.027
Bank overdrafts	(10.671)	(18.258)	(10.671)	(18.258)
	754.116	900.769	754.116	900.769